SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                              CHEYENNE RESOURCES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                 69901V 10 6
        -----------------------------------------------------------------
                                 (CUSIP Number)

                            ULTIMATE INVESTMENTS CORP
                     (and Shortline Equity Partners, LTD.)
                               ATTN: LANCE BALLER
                             3926 South Magnolia Way
                              Denver, CO 80237
                              Phone: 303 470-0055
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               August 27,2004
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- ------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ultimate Investments Corp
      11-3716572
- ------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [X]
- ------------------------------------------------------------------
3     SEC USE ONLY
- ------------------------------------------------------------------
4     SOURCE OF FUNDS

      Working Capital
- ------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
- ------------------------------------------------------------------

                  7     SOLE VOTING POWER

                        7,687,939
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               7,687,939
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None


- ------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Ultimate Investments Corp - 5,187,939
      Shortline Equity Partners, Inc. - 2,500,000
- ------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
- ------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      __%
- ------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------------

                                 SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This schedule related to the acquisition of beneficial ownership of Common Stock of Cheyenne Resources, Inc. (hereinafter the "Company", whose principal place of business is located at 7609 Ralston Road, Arvada, CO 80002, of which Reporting Person purchased 7,687,939 shares, of Common Stock from the Company on August 27, 2004. Such shares are the subject of this report. -
------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

1.
     (a) Ultimate Investments Corp

         The following person is the Officer, Principal Shareholder and Director of Ultimate Investments Corp.

         Ultimate Investment Corp. and Shortline Equity Partners, Inc. are each beneficially owned by Lance Baller - President and Director.

         Lance Baller

          In February 2004, Mr. Baller founded Shortline Equity Partners, Inc. Mr. Baller also the founder and principal of Ultimate Investments Corp. since 1995. Shortline is a personal investment company of Lance
          J. Baller. Mr. Baller was employed by Integrated BioPharma, Inc., from February 2003 to February 2004 as vice president of Corporate Development & Communications. Mr. Baller was responsible for mergers and acquisitions, corporate development and investor and media relations. Mr. Baller was a Vice President and employed by Invest Banking firm UBS Paine Webber, Inc. from August 2000 to February 2003. Before joining UBS, Mr. Baller was employed by Morgan Stanley from August 1995 to August 2000 and began his career with Smith Barney, Inc. Mr. Baller was a Vice President and employed by Smith Barney from July 1994 to August 1995.


     (b) 3926 South Magnolia Way
         Denver, CO 80237



     (c) Occupation: Capital formation firm

     (d) The reporting person nor its officers, directors, or principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

     (f) Citizenship USA

- ------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Working Capital

- ------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Entity purchased the securities (5,187,939 shares), as part of a change in control of Cheyenne Resources, Inc., on August 27, 2004. In addition its affiliate reporting hereunder, Shortline Equity Partners, LTD, purchased 2,500,000 shares of common stock of Cheyenne Resources, Inc.

The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of acquiring control of a public company to build a business or acquire a business. Other than the transaction for which this report is filed, Reporting Person has no further plans which relate to or would result in any of the following, except as set forth below:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction.

     (b) On August 27, 2004, a change in control of Cheyenne Resources, Inc. occurred whereby Ultimate Investments Corp. and Shortline Equity Partners LTD purchased 7,687,939 shares (in the aggregate) of common stock of Cheyenne Resources, Inc. and J Paul Consulting Corp. purchased 2,562,646 shares of common stock of Cheyenne Resources, Inc. from the Company. The Company intends to seek a merger, or Plan of Reorganization involving the Company.

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) The expanded Board of Directors of Cheyenne Resources, Inc. added of Jeffrey Ploen as Director and he was appointed President, as a Director as Cheyenne Resources, Inc. President. As a result of the change of control, Mr. Denis Iler resigned as President.

     (e) Any material change in the present capitalization or dividend policy of the Issuer; except that reporting party intends to implement a reverse split in the future.

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (except for a reverse split contemplated in the future.)

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
- ------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 7,687,939 shares of Common Stock of the Company, representing 66% of the issued and outstanding Common Stock. Prior to the share exchange transaction, Reporting Person owned no shares of registrant.


     5,187,939 are held by Ultimate Investment Corp of which Lance Baller is beneficial owner and 2,500,000 shares are held by Shortline Equity Partners LTD. of which, Lance Baller is Beneficial Owner

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Entity:

7,687,939

(5,187,939 shares owned by Ultimate Investment Corp, and 2,500,000 shares owned by Shortline Equity Partners LTD. in which, in both, Lance Baller is Beneficial Owner)

     (c) Transactions in securities in the past
         60 days for Reporting Person:                0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
- ------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as contained in the Share Purchase Agreement there are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

- ------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 10.1  - Share Purchase Agreement


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: September 23, 2004


                                                  Ultimate Investments Corp.

                                                  /s/Lance Baller
                                                  ----------------------
                                                  Lance Baller, President




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









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